UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 25th April, 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 23rd April, 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Board meeting of the Bank.

23rd April, 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March 2013

We attach herewith two files containing the audited annual financial results of the Bank for the Financial Year ended 31st March 2013 as approved by the Board of Directors at its meeting held on 23rd April 2013 and a press release issued by the Bank in this regard.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those stock exchanges.

We are also pleased to inform that the Board of Directors have recommended a dividend of (INR) Rs.5.50/- per equity share of Rs.2/- each (i.e 275%) out of the net profits for the year ended 31st March, 2013.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2013

( in lacs)

	Particulars	Quarter ended 31.03.2013	Quarter ended 31.12.2012	Quarter ended 31.03.2012	Year Ended 31.03.2013	Year Ended 31.03.2012
		Audited*	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	932391	889040	756105	3506487	2787419
	a) Interest / discount on advances / bills	708653	690445	578314	2682239	2112444
	b) Income on Investments	209585	189296	172813	782026	650459
	c) Interest on balances with Reserve Bank of India and other inter bank funds	7780	6773	4477	28163	13714
	d) Others	6373	2526	501	14059	10802
2	Other Income	180363	192773	162888	685262	578362
3	TOTAL INCOME (1)+(2)	1112754	1081813	918993	4191749	3365781
4	Interest Expended	502865	490877	399973	1925375	1498958
5	Operating Expenses (i)+(ii)	313617	278800	266367	1123612	927764
	i) Employees cost	100533	100393	92840	396538	339991
	ii) Other operating expenses	213084	178407	173527	727074	587773
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	816482	769677	666340	3048987	2426722
7	Operating Profit before Provisions and Contingencies (3)-(6)	296272	312136	252653	1142762	939059
8	Provisions (other than tax) and Contingencies	30054	40497	41162	167700	187744
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	266218	271639	211491	975062	751315
11	Tax Expense	77234	85732	66183	302434	234608
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	188984	185907	145308	672628	516707
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	188984	185907	145308	672628	516707
15	Paid up equity share capital (Face Value of 2/- each)	47588	47361	46934	47588	46934
16	Reserves excluding revaluation reserves				3573826	2945504
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.8%	17.0%	16.5%	16.8%	16.5%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	8.0	7.9	6.2	28.5	22.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	7.9	7.8	6.1	28.2	21.9
	(iv) NPA Ratios
	(a) Gross NPAs	233464	243221	199939	233464	199939
	(b) Net NPAs	46895	49580	35233	46895	35233
	(c) % of Gross NPAs to Gross Advances	0.97%	1.00%	1.02%	0.97%	1.02%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	1.9%	1.8%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1429766866	1418689403	1397842379	1429766866	1397842379
	- Percentage of Shareholding	60.1%	59.9%	59.6%	60.1%	59.6%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	406436064	406159962	405629791	406436064	405629791
	- Percentage of Shareholding	17.1%	17.2%	17.3%	17.1%	17.3%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.8%	22.9%	23.1%	22.8%	23.1%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

( in lacs)

Particulars	Quarter ended 31.03.2013	Quarter ended 31.12.2012	Quarter ended 31.03.2012	Year Ended 31.03.2013	Year Ended 31.03.2012
	Audited	Unaudited	Audited	Audited	Audited
1 Segment Revenue
a) Treasury	265639	239664	211551	971102	782356
b) Retail Banking	920165	908136	739175	3491965	2753272
c) Wholesale Banking	435538	446179	401187	1763382	1580841
d) Other Banking Operations	116979	105229	93641	390256	302097
e) Unallocated	5889	1963	15	11277	9648
Total	1744210	1701171	1445569	6627982	5428214
Less: Inter Segment Revenue	631456	619358	526576	2436233	2062433

Income from Operations	1112754	1081813	918993	4191749	3365781

2 Segment Results
a) Treasury	2100	8854	12915	22500	38199
b) Retail Banking	117679	122881	87432	442415	348682
c) Wholesale Banking	129078	127642	95183	475196	327185
d) Other Banking Operations	50655	45289	43698	156412	127754
e) Unallocated	(33294)	(33027)	(27737)	(121461)	(90505)

Total Profit Before Tax	266218	271639	211491	975062	751315

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	11480639	8998738	9520628	11480639	9520628
b) Retail Banking	(9696648)	(8968409)	(7714935)	(9696648)	(7714935)
c) Wholesale Banking	2429843	4032567	1630647	2429843	1630647
d) Other Banking Operations	1031495	972104	679439	1031495	679439
e) Unallocated	(1623915)	(1491389)	(1123341)	(1623915)	(1123341)

Total	3621414	3543611	2992438	3621414	2992438

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on March 31, 2013 is given below.

		( in lacs)

	As at 31.03.2013	As at 31.03.2012
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	47588	46934
Reserves and Surplus	3573826	2945504
Employees’ Stock Options (Grants) Outstanding	—	30
Deposits	29624698	24670645
Borrowings	3300660	2384651
Other Liabilities and Provisions	3486418	3743186

Total	40033190	33790950

ASSETS
Cash and Balances with Reserve Bank of India	1462740	1499109
Balances with Banks and Money at Call and Short notice	1265277	594663
Investments	11161360	9748291
Advances	23972064	19542003
Fixed Assets	270308	234720
Other Assets	1901441	2172164

Total	40033190	33790950

2	The above results have been approved by the Board of Directors at its meeting held on April 23, 2013. There are no qualifications in the auditor’s report for the year ended March 31, 2013. The information presented above is extracted from the audited financial statements as stated.

3	The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of third quarter of the current financial year.

4	The Board of Directors at their meeting proposed a dividend of 5.5 per share, subject to the approval of the members at the ensuing Annual General Meeting.

5	As per market practice, the Bank pays commission to sales agents and also receives front ended subventions / commission / fees from dealers and manufacturers for originating retail asset products. The net commission paid is expensed in the year in which it is incurred and was hitherto reduced from Interest Income. Pursuant to RBI’s instructions vide its letter dated March 22, 2013, the Bank has, effective year ended March 31, 2013, classified the commission paid to sales agents for originating fixed tenor retail loans under Operating Expenses and subvention received from dealers and manufacturers under Other Income. Figures for the previous periods / year have accordingly been regrouped/ reclassified to conform to current period’s / year’s classification. The above change in classification has no impact on the profit and loss of the Bank.

6	The Bank recognizes in the Statement of Profit and Loss Account, provision for NPAs, direct charge offs, write back of provision for NPAs and recoveries from written off accounts. Pursuant to RBI’s instructions vide its letter dated March 22, 2013, the Bank has, effective year ended March 31, 2013, classified the recoveries from written off accounts under Other Income and the direct charge offs under Operating Expenses. These were hitherto included in the specific loan loss charge under Provisions and Contingencies. Figures for the previous periods / year have accordingly been regrouped / reclassified to conform to current period’s / year’s classification. The above change in classification has no impact on the profit and loss of the Bank.

7	During the quarter and year ended March 31, 2013, the Bank allotted 11353565 and 32730760 shares pursuant to the exercise of stock options by certain employees.

8	Other liabilities include share application monies of 22.15 crore as on March 31, 2013 (previous year : Nil), received on exercise of employee stock options pending allotment of equity shares. These shares were subsequently allotted on April 4, 2013.

9	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments, subvention received from dealers and manufacturers and recoveries from accounts written off.

10	As at March 31, 2013, the total number of branches (including extension counters) and ATM network stood at 3062 branches and 10743 ATMs respectively.

11	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2013:

Opening : Nil; Additions : 704; Disposals : 704; Closing position : Nil.

12	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : April 23, 2013	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2013

			( in lacs)

	Particulars	Year ended 31-03-2013	Year ended 31-03-2012
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3586102	2819340
	a) Interest/discount on advances / bills	2759121	2142507
	b) Income on Investments	782428	650618
	c) Interest on balances with Reserve Bank of India and other inter bank funds	30191	15404
	d) Others	14362	10811
2	Other Income	713297	599232
3	TOTAL INCOME (1)+(2)	4299399	3418572
4	Interest Expended	1969545	1510612
5	Operating Expenses (i)+(ii)	1155190	949470
	i) Employees cost	420179	357309
	ii) Other operating expenses	735011	592161
6	TOTAL EXPENDITURE (4)+(5)	3124735	2460082
	(excluding Provisions & Contingencies)
7	Operating Profit before Provisions and Contingencies (3)-(6)	1174664	958490
8	Provisions (Other than tax) and Contingencies	174263	191740
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	1000401	766750
11	Tax Expense	310373	239410
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	690028	527340
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the year (12-13)	690028	527340
15	Minority Interest	3352	3002
16	Share in profits of associates	288	364
17	Consolidated profit for the year attributable to the Group	686964	524702
18	Paid up equity share capital (Face Value of 2/- each)	47588	46934
19	Reserves excluding revaluation reserves	3616684	2974111
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense)	29.1	22.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	28.8	22.2

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

(  in lacs)

Particulars	Year ended 31-03-2013	Year ended 31-03-2012
	Audited	Audited
1 Segment Revenue
a) Treasury	971102	782356
b) Retail Banking	3491965	2753272
c) Wholesale Banking	1763382	1580841
d) Other banking operations	497906	354947
e) Unallocated	11277	9589
Total	6735632	5481005
Less: Inter Segment Revenue	2436233	2062433

Income from Operations	4299399	3418572

2 Segment Results
a) Treasury	22500	38199
b) Retail Banking	442415	348682
c) Wholesale Banking	475196	327185
d) Other banking operations	181751	143247
e) Unallocated	(121461)	(90563)

Total Profit Before Tax, Minority Interest & Earnings from Associates	1000401	766750

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	11480639	9520628
b) Retail Banking	(9696648)	(7714935)
c) Wholesale Banking	2429843	1630647
d) Other banking operations	1093222	723435
e) Unallocated	(1620650)	(1120364)

Total	3686406	3039411

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	The above results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 23, 2013. There are no qualifications in the auditor’s report for the year ended March 31, 2013. The information presented above is extracted from the audited consolidated financial statements as stated.

2	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by the Institute of Chartered Accountants of India.

3	As per market practice, the Bank pays commission to sales agents and also receives front ended subventions / commission / fees from dealers and manufacturers for originating retail asset products. The net commission paid is expensed in the year in which it is incurred and was hitherto reduced from Interest Income. Pursuant to RBI’s instructions vide its letter dated March 22, 2013, the Bank has, effective year ended March 31, 2013, classified the commission paid to sales agents for originating fixed tenor retail loans under Operating Expenses and subvention received from dealers and manufacturers under Other Income. Figures for the previous year have accordingly been regrouped/ reclassified to conform to current year’s classification. The above change in classification has no impact on the profit and loss of the Group.

4	The Bank recognizes in the Statement of Profit and Loss Account, provision for NPAs, direct charge offs, write back of provision for NPAs and recoveries from written off accounts. Pursuant to RBI’s instructions vide its letter dated March 22, 2013, the Bank has, effective year ended March 31, 2013, classified the recoveries from written off accounts under Other Income and the direct charge offs under Operating Expenses. These were hitherto included in the specific loan loss charge under Provisions and Contingencies. Figures for the previous year have accordingly been regrouped / reclassified to conform to current year’s classification. The above change in classification has no impact on the profit and loss of the Group.

5	Figures of the previous year have been regrouped/reclassified wherever necessary to conform to current year’s classification.

6	10 lac = 1 million

10 million = 1 crore

Place: Mumbai	Aditya Puri
Date : April 23, 2013	Managing Director

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2013

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and the year ended March 31, 2013, at their meeting held in Mumbai on Tuesday, April 23, 2013. Both the quarterly and annual accounts have been audited by the statutory auditors of the bank.

Certain line items of the financial statements have been reclassified pursuant to RBI’s instructions received in March 2013. Figures for the previous periods have accordingly been regrouped / reclassified to conform to the current period’s classification. These changes in classifications have no impact on the profit and loss of the Bank. For further details, please refer to Notes 5 and 6 of the Financial Results.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2013

The Bank’s total income for the quarter ended March 31, 2013, was 11,127.5 crores, an increase of 21.1% over 9,189.9 crores, for the quarter ended March 31, 2012. Net revenues (net interest income plus other income) were at 6,098.9 crores for the quarter ended March 31, 2013 as against 5,190.2 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2013 grew by 20.6% to 4,295.3 crores as against 3,561.3 crores for the quarter ended March 31, 2012. This was driven by loan growth of 22.7% and a core net interest margin for the quarter of 4.5%. The core net interest margin for the corresponding quarter of the previous year was 4.4% and 4.3% for the quarter ended December 31, 2012. (The core net interest margin would have been at 4.3% for the quarter ended March 31, 2013 as per the erstwhile classification prior to the changes made during the quarter, as against a core net interest margin of 4.2% for the quarter ended March 31, 2012 and 4.1% for the quarter ended December 31, 2012.)

Other income (non-interest revenue) was 29.6% of the net revenues for the quarter ended March 31, 2013 at 1,803.6 crores as against 1,628.9 in the corresponding quarter ended March 31, 2012. The four components of other income for the quarter ended March 31, 2013 were fees & commissions of 1,382.6 crores ( 1,247.3 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 201.4 crores ( 325.2 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 64.9 crores (loss of 71.5 crores for the quarter ended March 31, 2012) and miscellaneous income including recoveries of 154.7 crores ( 127.9 crores for the corresponding quarter of the previous year).

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses for the quarter were 3,136.2 crores, an increase of 17.7% over 2,663.7 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 51.4% as against 51.3% for the corresponding quarter ended March 31, 2012. (The cost to income ratio would have been at 50.6% for the quarter ended March 31, 2013 and 50.6% for the quarter ended March 31, 2012, as per the erstwhile classification prior to the changes made during the quarter).

Reflecting the stable asset quality provisions and contingencies were 300.5 crores (consisting of specific loan loss, general and floating provisions) for the quarter ended March 31, 2013 as against 411.6 crores for the corresponding quarter ended March 31, 2012. The Bank earned a net profit of 1,889.8 crores, an increase of 30.1% over the quarter ended March 31, 2012.

Profit & Loss Account: Year ended March 31, 2013

For the year ended March 31, 2013, the Bank earned total income of 41,917.5 crores. Net revenues for the year ended March 31, 2013 were 22,663.7 crores, up by 21.4% over 18,668.2 crores for the year ended March 31, 2012. For the year ended March 31, 2013, the net interest margin was 4.5% as against 4.4% for the year ended March 31, 2012. Cost to income ratio was at 49.6% for the year ended March 31, 2013, as against 49.7% for the previous year. The cost to income ratio reflects the investment and related expenses incurred by the bank for new branches and the rolling out of various products in rural markets, in respect of which the operating leverage is yet to kick in. (The net interest margin for the current year would have been at 4.3% as per the erstwhile classification, as against a net interest margin of 4.2% for the previous year. The cost to income ratio would have been at 48.6% for the current year as against 49.0% for the previous year as per the erstwhile classification.)

The Bank’s net profit for year ended March 31, 2013 was 6,726.3 crores, up 30.2%, over the year ended March 31, 2012. Consolidated net profit of the Bank increased by 30.9 % to 6,869.6 crores for the year ended March 31, 2013.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Balance Sheet: As of March 31, 2013

The Bank’s total balance sheet size increased by 18.5% to 400,332 crores as of March 31, 2013 from 337,909 crores as of March 31, 2012. Total net advances as of March 31, 2013 were 239,721 crores, an increase of 22.7% over March 31, 2012. Total deposits were 296,247 crores, an increase of 20.1% over March 31, 2012. Savings account deposits grew 19.2% over the previous year to reach 88,211 crores and current account deposits grew 15.2% to reach 52,310 crores. The CASA ratio increased from 45.4% as on December 31, 2012 to 47.4% as on March 31, 2013.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2013 (computed as per Basel II guidelines) stood at 16.8% as against 16.5% as of March 31, 2012 and against the regulatory minimum of 9.0%. Tier-I CAR was 11.1% as of March 31, 2013. During the year 3.27 crore shares were allotted by the Bank on exercise of options granted earlier under various employee stock option plans. As a result, equity share capital increased by 6.55 crores and reserves (share premium) by 1,088.7 crores.

DIVIDEND

The Board of Directors recommended a dividend of 5.5 per equity share of 2 for the year ended March 31, 2013, as against 4.3 per equity share of ` 2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

As of March 31, 2013, the Bank’s distribution network was at 3,062 branches and 10,743 ATMs in 1,845 cities / towns as against 2,544 branches and 8,913 ATMs in 1,399 cities / towns as of March 31, 2012. The increase of 518 branches during the year includes 193 micro branches which are primarily two member branches to expand and deepen the penetration in rural markets including in unbanked areas.

ASSET QUALITY

Asset quality was healthy with gross non-performing assets (NPAs) at 0.97% of gross advances as on March 31, 2013, as against 1.02% of gross advances as on March 31, 2012 and 1.00% of gross advances as on December 31, 2012. Net non-performing assets remained at 0.2% of net advances as on March 31, 2013. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA provision coverage ratio based only on specific provisions (not including write-offs, technical or otherwise) was at 80 % as on March 31, 2013. The total floating provision stood at 1,835 crores as of March 31, 2013, as against 1,435 crores as at March 31, 2012. Total restructured loans (including applications received and under process for restructuring) were at 0.2% of gross advances as of March 31, 2013 as against 0.4% as of March 31, 2012.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013